UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

Ralph L. Cruz

TradeStation Group, Inc.

8050 S.W. 10th Street

Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5	Page 2 of 13

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons RLCF-I 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 7,516,468 (8) Shared Voting Power -0- (9) Sole Dispositive Power 7,516,468 (10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,516,468
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 17.3%
14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 3 of 13

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons RLCF-II 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 1,950,000 (8) Shared Voting Power -0- (9) Sole Dispositive Power 1,950,000 (10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,000
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 4.5%
14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 4 of 13

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Ralph L. Cruz
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 9,466,468 (8) Shared Voting Power -0- (9) Sole Dispositive Power 9,466,468 (10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,466,468
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 21.8%
14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 89267P 10 5	Page 5 of 13

This Amendment No. 8 further amends Items 4 and 5 of the Statement on Schedule 13D filed by Ralph L. Cruz with the Securities and Exchange Commission on January 10, 2001, as previously amended by Amendment No. 1 filed on May 10, 2002, Amendment No. 2 filed on February 13, 2004, Amendment No. 3 filed on June 7, 2004, Amendment No. 4 filed on September 17, 2004, Amendment No. 5 filed on December 1, 2004, Amendment No. 6 filed on January 10, 2005 and Amendment No. 7 filed on November 4, 2005 (“Amendment No. 7”), with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc.

Item 4. Purpose of Transaction.

Item 7 is hereby amended by deleting the last paragraph of Item 4 of Amendment No. 7 and adding the following two paragraphs:

This Amendment is being filed in connection with the sale by RLCF-I 1997 Limited Partnership of 450,000 shares of Common Stock pursuant to a Rule 10b5-1 Sales Plan, for which Form 4s were filed with the Securities and Exchange Commission on November 14, 2005, November 15, 2005, November 16, 2005 and November 17, 2005, and to provide updating information.

Except as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Information with respect to RLCF-I 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-I 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-I 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during last 60 days through November 16, 2005:

(i) On November 10, 2005, the limited partnership sold 7,238 shares of Common Stock on the open market for $12.15 per share;

(ii) On November 10, 2005, the limited partnership sold 54 shares of Common Stock on the open market for $12.18 per share;

CUSIP No. 89267P 10 5	Page 6 of 13

(iii) On November 10, 2005, the limited partnership sold 9,250 shares of Common Stock on the open market for $12.20 per share;

(iv) On November 10, 2005, the limited partnership sold 5,000 shares of Common Stock on the open market for $12.23 per share;

(v) On November 10, 2005, the limited partnership sold 5,000 shares of Common Stock on the open market for $12.24 per share;

(vi) On November 10, 2005, the limited partnership sold 16,783 shares of Common Stock on the open market for $12.25 per share;

(vii) On November 10, 2005, the limited partnership sold 3,000 shares of Common Stock on the open market for $12.28 per share;

(viii) On November 10, 2005, the limited partnership sold 3,000 shares of Common Stock on the open market for $12.29 per share;

(ix) On November 10, 2005, the limited partnership sold 3,000 shares of Common Stock on the open market for $12.30 per share;

(x) On November 10, 2005, the limited partnership sold 11,768 shares of Common Stock on the open market for $12.32 per share;

(xi) On November 10, 2005, the limited partnership sold 1,282 shares of Common Stock on the open market for $12.33 per share;

(xii) On November 10, 2005, the limited partnership sold 5,700 shares of Common Stock on the open market for $12.34 per share;

(xiii) On November 10, 2005, the limited partnership sold 5,000 shares of Common Stock on the open market for $12.35 per share;

(xiv) On November 10, 2005, the limited partnership sold 6,000 shares of Common Stock on the open market for $12.38 per share;

(xv) On November 10, 2005, the limited partnership sold 12,000 shares of Common Stock on the open market for $12.42 per share;

(xvi) On November 10, 2005, the limited partnership sold 5,100 shares of Common Stock on the open market for $12.45 per share;

(xvii) On November 10, 2005, the limited partnership sold 900 shares of Common Stock on the open market for $12.46 per share;

(xviii) On November 10, 2005, the limited partnership sold 8,825 shares of Common Stock on the open market for $12.50 per share;

CUSIP No. 89267P 10 5	Page 7 of 13

(xix) On November 10, 2005, the limited partnership sold 7,100 shares of Common Stock on the open market for $12.55 per share;

(xx) On November 10, 2005, the limited partnership sold 4,000 shares of Common Stock on the open market for $12.60 per share;

(xxi) On November 11, 2005, the limited partnership sold 4,400 shares of Common Stock on the open market for $12.60 per share;

(xxii) On November 11, 2005, the limited partnership sold 600 shares of Common Stock on the open market for $12.61 per share;

(xxiii) On November 11, 2005, the limited partnership sold 4,277 shares of Common Stock on the open market for $12.65 per share;

(xxiv) On November 11, 2005, the limited partnership sold 2,000 shares of Common Stock on the open market for $12.67 per share;

(xxv) On November 11, 2005, the limited partnership sold 19,075 shares of Common Stock on the open market for $12.70 per share;

(xxvi) On November 11, 2005, the limited partnership sold 5,723 shares of Common Stock on the open market for $12.75 per share;

(xxvii) On November 11, 2005, the limited partnership sold 1,925 shares of Common Stock on the open market for $12.78 per share;

(xxviii) On November 11, 2005, the limited partnership sold 2,000 shares of Common Stock on the open market for $12.80 per share;

(xxix) On November 11, 2005, the limited partnership sold 2,000 shares of Common Stock on the open market for $12.85 per share;

(xxx) On November 11, 2005, the limited partnership sold 3,000 shares of Common Stock on the open market for $12.90 per share;

(xxxi) On November 11, 2005, the limited partnership sold 9,000 shares of Common Stock on the open market for $12.95 per share;

(xxxii) On November 11, 2005, the limited partnership sold 1,000 shares of Common Stock on the open market for $12.96 per share;

(xxxiii) On November 11, 2005, the limited partnership sold 15,141 shares of Common Stock on the open market for $13.00 per share;

(xxxiv) On November 11, 2005, the limited partnership sold 5,270 shares of Common Stock on the open market for $13.01 per share;

CUSIP No. 89267P 10 5	Page 8 of 13

(xxxv) On November 11, 2005, the limited partnership sold 768 shares of Common Stock on the open market for $13.02 per share;

(xxxvi) On November 11, 2005, the limited partnership sold 13,821 shares of Common Stock on the open market for $13.05 per share;

(xxxvii) On November 14, 2005, the limited partnership sold 9,319 shares of Common Stock on the open market for $12.50 per share;

(xxxviii) On November 14, 2005, the limited partnership sold 200 shares of Common Stock on the open market for $12.51 per share;

(xxxix) On November 14, 2005, the limited partnership sold 5,000 shares of Common Stock on the open market for $12.55 per share;

(xl) On November 14, 2005, the limited partnership sold 6,900 shares of Common Stock on the open market for $12.57 per share;

(xli) On November 14, 2005, the limited partnership sold 6,000 shares of Common Stock on the open market for $12.60 per share;

(xlii) On November 14, 2005, the limited partnership sold 2,000 shares of Common Stock on the open market for $12.65 per share;

(xliii) On November 14, 2005, the limited partnership sold 9,889 shares of Common Stock on the open market for $12.70 per share;

(xliv) On November 14, 2005, the limited partnership sold 12,919 shares of Common Stock on the open market for $12.75 per share;

(xlv) On November 14, 2005, the limited partnership sold 1,388 shares of Common Stock on the open market for $12.76 per share;

(xlvi) On November 14, 2005, the limited partnership sold 112 shares of Common Stock on the open market for $12.77 per share;

(xlvii) On November 14, 2005, the limited partnership sold 5,581 shares of Common Stock on the open market for $12.80 per share;

(xlviii) On November 14, 2005, the limited partnership sold 1,100 shares of Common Stock on the open market for $12.85 per share;

(xlix) On November 14, 2005, the limited partnership sold 2,201 shares of Common Stock on the open market for $12.86 per share;

(l) On November 14, 2005, the limited partnership sold 1,100 shares of Common Stock on the open market for $12.90 per share;

CUSIP No. 89267P 10 5	Page 9 of 13

(li) On November 14, 2005, the limited partnership sold 2,000 shares of Common Stock on the open market for $12.91 per share;

(lii) On November 14, 2005, the limited partnership sold 6,950 shares of Common Stock on the open market for $13.00 per share;

(liii) On November 14, 2005, the limited partnership sold 150 shares of Common Stock on the open market for $13.01 per share;

(liv) On November 14, 2005, the limited partnership sold 191 shares of Common Stock on the open market for $13.10 per share;

(lv) On November 15, 2005, the limited partnership sold 5,985 shares of Common Stock on the open market for $11.50 per share;

(lvi) On November 15, 2005, the limited partnership sold 4,000 shares of Common Stock on the open market for $11.51 per share;

(lvii) On November 15, 2005, the limited partnership sold 10,000 shares of Common Stock on the open market for $11.55 per share;

(lviii) On November 15, 2005, the limited partnership sold 14,900 shares of Common Stock on the open market for $11.60 per share;

(lix) On November 15, 2005, the limited partnership sold 1,100 shares of Common Stock on the open market for $11.61 per share;

(lx) On November 15, 2005, the limited partnership sold 10,358 shares of Common Stock on the open market for $11.65 per share;

(lxi) On November 15, 2005, the limited partnership sold 3,000 shares of Common Stock on the open market for $11.66 per share;

(lxii) On November 15, 2005, the limited partnership sold 6,000 shares of Common Stock on the open market for $11.70 per share;

(lxiii) On November 15, 2005, the limited partnership sold 2,000 shares of Common Stock on the open market for $11.75 per share;

(lxiv) On November 15, 2005, the limited partnership sold 10,600 shares of Common Stock on the open market for $11.80 per share;

(lxv) On November 15, 2005, the limited partnership sold 400 shares of Common Stock on the open market for $11.81 per share;

(lxvi) On November 15, 2005, the limited partnership sold 3,700 shares of Common Stock on the open market for $11.85 per share;

CUSIP No. 89267P 10 5	Page 10 of 13

(lxvii) On November 15, 2005, the limited partnership sold 1,300 shares of Common Stock on the open market for $11.86 per share;

(lxviii) On November 15, 2005, the limited partnership sold 2,657 shares of Common Stock on the open market for $12.00 per share;

(lxix) On November 15, 2005, the limited partnership sold 5,000 shares of Common Stock on the open market for $12.04 per share;

(lxx) On November 15, 2005, the limited partnership sold 3,800 shares of Common Stock on the open market for $12.25 per share;

(lxxi) On November 15, 2005, the limited partnership sold 200 shares of Common Stock on the open market for $12.26 per share;

(lxxii) On November 15, 2005, the limited partnership sold 5,000 shares of Common Stock on the open market for $12.30 per share;

(lxxiii) On November 16, 2005, the limited partnership sold 19,800 shares of Common Stock on the open market for $11.00 per share;

(lxxiv) On November 16, 2005, the limited partnership sold 200 shares of Common Stock on the open market for $11.01 per share;

(lxxv) On November 16, 2005, the limited partnership sold 2,000 shares of Common Stock on the open market for $11.03 per share;

(lxxvi) On November 16, 2005, the limited partnership sold 5,000 shares of Common Stock on the open market for $11.05 per share;

(lxxvii) On November 16, 2005, the limited partnership sold 6,493 shares of Common Stock on the open market for $11.10 per share;

(lxxviii) On November 16, 2005, the limited partnership sold 3,600 shares of Common Stock on the open market for $11.11 per share;

(lxxix) On November 16, 2005, the limited partnership sold 2,000 shares of Common Stock on the open market for $11.15 per share;

(lxxx) On November 16, 2005, the limited partnership sold 16,400 shares of Common Stock on the open market for $11.20 per share;

(lxxxi) On November 16, 2005, the limited partnership sold 3,300 shares of Common Stock on the open market for $11.21 per share;

(lxxxii) On November 16, 2005, the limited partnership sold 300 shares of Common Stock on the open market for $11.22 per share;

CUSIP No. 89267P 10 5	Page 11 of 13

(lxxxiii) On November 16, 2005, the limited partnership sold 4,707 shares of Common Stock on the open market for $11.25 per share;

(lxxxiv) On November 16, 2005, the limited partnership sold 7,020 shares of Common Stock on the open market for $11.30 per share;

(lxxxv) On November 16, 2005, the limited partnership sold 2,000 shares of Common Stock on the open market for $11.31 per share;

(lxxxvi) On November 16, 2005, the limited partnership sold 180 shares of Common Stock on the open market for $11.32 per share;

(lxxxvii) On November 16, 2005, the limited partnership sold 1,000 shares of Common Stock on the open market for $11.35 per share; and

(lxxxviii) On November 16, 2005, the limited partnership sold 3,000 shares of Common Stock on the open market for $11.40 per share.

(d) Not applicable.

(e) Not applicable.

Information with respect to RLCF-II 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-II 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-II 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Share versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during last 60 days through November 16, 2005: None.

(d) Not applicable.

(e) Not applicable.

Information with respect to Ralph L. Cruz:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Ralph L. Cruz expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Ralph L. Cruz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

CUSIP No. 89267P 10 5	Page 12 of 13

(b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during the last 60 days through November 16, 2005: See information above regarding transactions during the last 60 days by RLCF-I 1997 Limited Partnership and RLCF-II 1997 Limited Partnership.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 89267P 10 5	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 2005	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, President of RLCF-I GP, Inc., the general partner of RLCF-I 1997 Limited Partnership
(Name and Title)

November 21, 2005	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, President of RLCF-II Manager, Inc., the managing member of RLCF-II GP, LLC, the general partner of RLCF-II 1997 Limited Partnership
(Name and Title)

November 21, 2005	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, individually
(Name and Title)